Mountain High Acquisitions Corp.

6501 E. Greenway Pkwy. #103-412

Scottsdale, AZ 85234

February 21, 2017

Via EMAIL

Securities and Exchange Commission

Washington , D.C. 20549

Mail Stop 3030

Re:	Mountain High Acquisitions Corp.
Form 10-K for the Fiscal Year Ended March 31, 2016
Filed July 14, 2016 File
No. 333-175825

Gentlemen:

With regard to the SEC review of Mountain High Acquisitions Corp 3/31/2016 Form 10K, we are providing our answers below and a redline amended Form 10KA. In the redline version, certain changes to the document did not redline, so we highlighted the changes.

Please see our responses below:

1. We note that the report of your independent registered public accounting firm is not dated and does not include the city and state where issued as required by Rules 2-02(a)(1) and (3) of Regulation S-X, respectively. Please amend the filing to have your auditor revise its report to include the date of its opinion and the city and state where issued.

See attached Amended MYHI 10K

2. We note that your auditors indicate that they audited your balance sheets as of March 31, 2016 and 2015 and related statements of operations, stockholders’ equity (deficit) and cash flows for the “year” then ended. Please amend the filing to include an audit report that correctly indicates that your auditors audited and opined on the related statements of operations, stockholders’ equity (deficit) and cash flows for the “years” then ended. Please refer to Rule 8-02 of Regulation S-X which requires you to provide two years of audited financial statements in this filing. See also PCAOB Auditing Standard 3101.08.

See attached Amended MYHI 10K

Consolidated Statement of Operations, page 4

3. In the amended filing, please present the basic and diluted per-share amounts for your discontinued operations in accordance with FASB ASC 260-10-45-3. This information may be presented here on the face of your Consolidated Statements of Operations or in a note to the financial statements.

See attached Amended MYHI 10K

Note 1 – Organization and Basis of Presentation, page 7

4. We note your disclosures related to the acquisition of Greenlife on May 22, 2015. Please tell us how you accounted for this transaction under ASC 805-10. In the amended 10-K, include a note to disclose the information required by ASC 805-10-50, including a table that clearly shows the value assigned to any assets you acquired – e.g., inventory – in the transaction. Tell us the years during which Greenlife had operations prior to the acquisition.

See attached Amended MYHI 10K

5. We note that you did not file audited financial statements of Greenlife or provide pro forma financial information relating to the acquisition. Please tell us why you have not provided the information required by Rule 8-04 and 8-05 of Regulation S-X for this business acquisition. Item 9A. Controls and Procedures, page 20

On May 22, 2015, Mountain High Acquisitions Corp, "MYHI" completed the acquisition of Greenlife Botanix, "Greenlife". MYHI did not provide pro forma financial information for the acquisition of Greenlife because the impact on MYHI financial statements would have been insignificant and because MYHI and Greenlife had decided to substantially change the product and distribution method for Greenlife. Greenlife had been distributed through medical marijuana stores in pill form exclusively, prior to the acquisition by MYHI. MYHI and Greenlife reformulated the product into a cream based cosmetic that would be marketed nationwide through various non-marijuana retail outlets and chain stores. The product was available for test marketing in June 2015 at a national trade show. The financial operating results for Greenlife were consolidated into the MYHI 6/30/2015 10Q filed on August 18, 2015.

6. We note that your Management´s Report on Internal Control over Financial Reporting does not identify the version of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control - Integrated Framework that was used to perform your assessment as required by Item 308(a)(2) of Regulation S-K. In the amended filing, please revise the report to identify the COSO framework used by your management - i.e., whether you used the 1992 Framework or the Updated Framework issued in 2013.

See attached Amended MYHI 10K

Please advise if the attached Form 10KA is acceptable and we will proceed to file the amended form immediately. If you have additional questions, please direct them to the undersigned.

Best regards,

Mountain High Acquisitions Corp.

/s/ Richard G. Stifel

Richard G. Stifel

CFO

303-358-3840

r_stifel@msn.com